Exhibit 99.1

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

I, Shi Qiu, Director and Chief Executive Officer of Mercurity Fintech Holding Inc. (the “Company”), certify that to my knowledge following due inquiry:

(1)	As of the date hereof, the directors and officers of the Company consist of: Dr. Alan Curtis, Dr. Cong Huang, Mr. Hui Cheng, Mr. Shi Qiu, Mr. Daniel Kelly Kennedy, Ms. Qian Sun and Mr. Yukuan Zhang;

(2)	None of the Company’s directors or officers are representatives of any government entity in the People’s Republic of China (the “PRC”);

(3)	Based on the Company’s register of members and Schedules 13D and 13G and/or amendments thereto filed with the Securities and Exchange Commission by holders of the Company’s ordinary shares, to the best knowledge of the Company, none of the shareholders are controlled by any government entity in the PRC;

(4)	There are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between the Company or any of the aforementioned directors or officers or shareholders on the one hand, and any person on the other hand, that could result in any government entity in the PRC being deemed to control the Company; and

(5)	Based on the above, the Company is not owned or controlled by a government entity in the PRC.

As used in this certification, the term “control” or “controlled” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Date: April 22, 2024	By:	/s/ Shi Qiu
Shi Qiu
Chief Executive Officer